Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERACTIVE HOLDING CORP. AND SUBSIDIARIES

AS OF SEPTEMBER 30, 2015

UNAUDITED

IN U.S. DOLLARS

INTERACTIVE HOLDING CORP. AND SUBSIDIARIES
INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
Unaudited

INTERACTIVE HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,	December 31,
	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$9,205,031	$6,528,069
Accounts receivable, net of allowance of $726,579 and
$649,340 at September 30, 2015 and December 31, 2014, respectively	39,507,669	54,606,935
Prepaid expenses and other current assets	6,586,125	4,377,611
Total current assets	55,298,825	65,512,615

Property and equipment, net	2,281,527	2,949,362
Other assets	168,916	162,892
Goodwill and intangible assets, net	78,054,882	71,552,579

Total assets	$135,804,150	$140,177,448

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$9,590,210	$14,059,537
Accrued expenses and other current liabilities	21,689,095	23,600,634
Deferred revenue	735,820	1,493,957
Current maturity of debt	3,000,000	2,250,000
Total current liabilities	35,015,125	41,404,128

Long-term debt, net of current maturities	54,750,000	57,000,000
Other liabilities	3,109,150	1,413,953
Deferred tax liability	2,653,579	2,653,622

Total liabilities	95,527,854	102,471,703

Commitments and Contingencies (Note 7)

Convertible Preferred Stock
Series A redeemable convertible preferred stock; $0.0005 par value;
40,000,000 shares authorized; 37,184,556 shares issued and
outstanding at September 30, 2015 and December 31, 2014, respectively;
aggregate liquidation preference of $63,002,438 and
$59,436,262, respectively	63,002,438	59,436,262

Stockholders' deficit	(22,726,142)	(21,730,517)

Total liabilities, convertible preferred stock, and stockholders' deficit	$135,804,150	$140,177,448

The accompanying notes are an integral part of these interim consolidated financial statements

INTERACTIVE HOLDING CORP. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(unaudited)

	2015	2014
Revenue	$104,628,298	$115,950,394

Cost of revenue	48,294,117	52,888,478

Gross profit	56,334,181	63,061,916

Operating expenses
General and administrative	14,142,049	13,803,732
Research and development	6,375,621	9,765,791
Sales and marketing	27,321,926	29,071,925
Other operating expense	2,717,541	2,275,817

Total operating expenses	50,557,137	54,917,265

Income from operations	5,777,044	8,144,651

Total finance expense, net	3,111,010	2,036,181

Income before provision for income taxes	2,666,034	6,108,470

Provision for income taxes	2,264,240	4,388,959

Net income	$401,794	$1,719,511

Comprehensive income
Foreign currency translation adjustment	536,766	925,111

Comprehensive income	$938,560	$2,644,622

The accompanying notes are an integral part of these interim consolidated financial statements

INTERACTIVE HOLDING CORP. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
(unaudited)

	Series A Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid- in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity/(Deficit)
Balance as of January 1, 2015	37,184,556	$59,436,262	1,384,262	$692	$-	$(22,346,087)	$614,878	$(21,730,517)
Stock option expense					1,609,667			1,609,667
Cashless exercise of stock option			43,302	22	(81,353)			(81,331)
Stock issuance through options exercised			50,400	25	107,205			107,230
Vesting of restricted stock			7,285	3	18,501			18,504
Repurchase of common stock			(7,720)	(4)	(22,075)			(22,079)
Accretion to redemption value		3,566,176			(1,631,945)	(1,934,231)		(3,566,176)
Translation adjustment							536,766	536,766
Net income						401,794		401,794
Balance as of September 30, 2015	37,184,556	$63,002,438	1,477,529	$738	$(0)	$(23,878,524)	$1,151,644	$(22,726,142)

The accompanying notes are an integral part of these interim consolidated financial statements

INTERACTIVE HOLDING CORP. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(unaudited)

	2015	2014
OPERATING ACTIVITIES
Net Income	$401,794	$1,719,511
Adjustments to reconcile net Income
to net cash provided by operations:
Amortization	3,281,900	1,853,779
Stock-based compensation	1,628,172	1,823,893
Depreciation	1,072,444	891,118
Recovery of bad debt	92,072	(401,771)
Amortization of loan fees	337,836	212,753
Mark-to-Market on SWAP	193,007	52,071
Mark-to-Market on warrant liability	-	(765,947)
Change in net foreign currency loss	748,214	1,207,562

Changes in operating assets and liabilities:
Accounts receivable	14,534,942	15,003,212
Prepaid expenses and other assets	(865,431)	(1,601,147)
Prepaid income taxes	(764,576)	(2,067,016)
Accounts payable and accrued expenses	(5,320,005)	(9,845,860)
Deferred revenue	(746,685)	(100,283)
Due to stockholder	-	(363,552)
Other liabilities	(539,763)	1,545,867
Income taxes payable	(1,777,932)	1,613,582
Net cash provided by Operating Activities	12,275,989	10,777,772

INVESTING ACTIVITIES
Capitalization of software development costs	(4,416,203)	(4,149,033)
Restricted cash	(12,708)	-
Business acquisitions, net of cash acquired	(3,000,000)	(2,245,834)
Purchases of property and equipment	(416,107)	(736,903)
Net cash used in Investing Activities	(7,845,018)	(7,131,770)

FINANCING ACTIVITIES
Borrowings from bank	8,000,000	67,000,000
Debt repayment	(9,500,000)	(31,328,125)
Loan acquisition costs	(120,000)	(1,782,168)
Proceeds from exercise of warrants	-	625,000
Proceeds from exercise of stock options	107,230	139,817
Taxes paid in connection with cashless exercise of stock options	(81,331)	-
Repurchase of stock	(22,079)	-
Dividends paid	-	(49,884,672)
Net cash used in Financing Activities	(1,616,180)	(15,230,148)

Effect of exchange rate changes on cash and cash equivalents	(137,829)	(84,131)

Net cash increase (decrease) for the period	2,676,962	(11,668,277)
Cash at beginning of the period	6,528,069	18,016,527

Cash at end of the period	$9,205,031	$6,348,250

Non-Cash Financing Activity
Accrual of business acquisition - holdback payment	$-	$191,200

The accompanying notes are an integral part of these interim consolidated financial statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Interactive Holding Corp. (“IHC”, the “Company”), together with its subsidiaries is a digital advertising company.  The Company was incorporated in the State of Delaware on February 21, 2008.  Following its incorporation, IHC formed a wholly owned subsidiary, IHC Acquisition Corp, to merge with Intercept Interactive Inc. (dba Undertone), a privately held entity incorporated in the State of New York on March 5, 2001.

On March 19, 2008, Intercept Interactive, Inc. merged with IHC Acquisition Corp.

As of September 30, 2015, the Company’s subsidiaries consist of World Web Network (WWN), Jambo Media LLC (Jambo), U.U.U.I Undertone Israel Ltd. (Upfront), and Spark Flow LLC (Sparkflow).

Liquidity

At any time after March 19, 2013, the holders of a majority of the Company's Series A Preferred Stock (“Series A Preferred”) can request a redemption ("Redemption Request") of their Series A Preferred stock.  The amount redeemable is limited to funds that are determined to be legally available (See Note 8). If in the future such a Redemption Request is made, it could have a significant adverse impact on the Company's liquidity, operations, and financial condition, and may impact its ability to continue as a going concern.  There have been no redemption requests subsequent to March 19, 2013 and after the acquisition date of the Company by Perion Network Ltd. on November 30, 2015 (See Note 9) such Series A Preferred Stock has been cancelled.

Basis of Presentation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or GAAP, for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments, except as otherwise indicated) considered necessary for a fair statement of the results for the interim period presented have been included. The operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015, for any future interim period, or for any future year.

The consolidated balance sheet at December 31, 2014 has been derived from the audited financial statements at that date, but does not include all of the disclosures required by GAAP. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2014.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include allowance for doubtful accounts, useful lives of property and equipment and intangible assets, impairment analysis of goodwill and intangible assets, realizability of deferred tax assets, allocation of the purchase price relating to acquisitions in accordance with acquisition accounting, and fair value of stock options and warrants.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less at the time of purchase. The carrying value of these investments approximates fair value.  At times, cash in banks may exceed federally insured limits.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities that are required to be measured at fair value, and non-financial assets and liabilities that are not required to be measured at fair value, on a recurring basis.

ASC 820 provides that the measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.  The inputs create the following fair value hierarchy:

Level 1 – Observable inputs based on unadjusted quoted prices for identical instruments in active markets.
Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3 – Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The interest rate swap (See Note 6) has a fair value of $481,661 and $288,654 as of September 30, 2015 and December 31, 2014, respectively.  The Company’s fair value measurements for the interest rate swap are designated as Level 2.

NOTE 3 – BUSINESS COMBINATIONS

Sparkflow

In July 2015, the Company acquired Spark Flow LLC, owner of a rich media platform, in exchange for cash consideration of $3,000,000 with an additional $3,000,000 of earn-out payments to be made over a two year period subsequent to closing upon the achievement of certain milestones with a fair value of $2,368,000 at the date of acquisition. An additional payment for $1,200,000 was paid by the Company to terminate an exclusive contract that Spark Flow LLC was obligated under which is recorded on the consolidated statements of operations under other operating expense.

The purchase price was allocated to acquired technology of $2,402,000, a trade name for $34,000, and goodwill of $2,932,000.  The intangible assets are valued using the income approach.  Under the income approach, the technology was valued using the relief from royalty method and the customer relationship was valued using the multi-period excess earnings method.  The goodwill recognized in the acquisition is deductible for tax purposes.

In connection with this acquisition, the Company entered into an Outsourced Development Agreement and a Reseller Agreement (the “Agreement”) with entities controlled by the founders of Spark Flow LLC.  The outsourced development agreement requires monthly payments of $60,000 per month, a total of $1,000,000 of bonus payments payable over an eighteen month period after the close of the acquisition, as well as 200,000 warrants that will vest over four years, in exchange for service connected with the future design and development of the rich media platform. The Agreement provides the reseller with the ability to sell subscriptions to the rich media platform for a five year period in certain exclusive territories, and the Company will receive 40% of the revenues generated by the reseller.  The Agreements are cancelable which may accelerate the timing of the payment of the earn-out and bonus payments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTANGIBLE ASSETS

The following is a summary of intangible assets as of September 30, 2015 and December 31, 2014:

	September 30, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Trademark	$2,824,000	$-	$2,824,000	$2,790,000	$-	$2,790,000
Customer relationships	8,181,000	(8,161,750)	19,250	8,181,000	(8,153,500)	27,500
Capitalized software	17,130,822	(8,980,337)	8,150,485	12,714,619	(6,209,737)	6,504,882
Acquired technology	4,955,000	(1,233,950)	3,721,050	2,553,000	(730,900)	1,822,100

Total	$33,090,822	$(18,376,037)	$14,714,785	$26,238,619	$(15,094,137)	$11,144,482

During the nine months ended September 30, 2015 and for the year ended December 31, 2014 additions of capitalized internal use software were $4,416,203 and $5,433,719, respectively.

Estimated amortization expense for the next five years as of September 30, 2015 is as follows:

Amortization

2015	$1,518,026
2016	4,585,708
2017	3,371,204
2018	1,505,549
2019	670,098
Thereafter	240,200

Total	$11,890,785

NOTE 5 - GOODWILL

The change in the net carrying amount of goodwill was as follows:

Goodwill

Goodwill at December 31, 2014	$60,408,097
Acquisition of Sparkflow	2,932,000
Goodwill at September 30, 2015	$63,340,097

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – CREDIT FACILITY

In April 2014, the Company and its U.S. subsidiaries, Intercept Interactive Inc. and Jambo Media LLC, entered into an Amended and Restated Revolving Credit and Term Loan Agreement (the “Amended Credit Agreement”) with Comerica Bank, Silicon Valley Bank, and Suntrust Robinson Humphrey, Inc. (the “Banks”), which provided the Company with a $60,000,000 term loan, a $45,000,000 revolving credit facility, and a $3,000,000 swing line of credit.  The term loan accrues interest at a base margin of 1.75%, 2.00%, 2.25%, or 2.50%, depending on debt to EBITDA ratios, plus the greatest of (a) the prime rate for such day, (b) the Federal Funds effective rate in effect on such day, plus 1.0%, and (c) the Daily Adjusting LIBOR rate plus 1.0%. At September 30, 2015, the interest rate was 3.69%. In accordance with ASC 470, this amendment was accounted for as a modification of debt and the remaining unamortized loan costs are amortized over the life of the amended credit agreement.  During the nine months ended September 30, 2015, the Company withdrew an additional $8,000,000 from its revolving credit facility. As of September 30, 2015, the Company had an outstanding balance on the Amended Credit Agreement of $57,750,000.  In addition, at September 30, 2015, the Company was in compliance with all of its debt financial covenants.

Scheduled principal payments for the next five years on the outstanding credit facility balance as of September 30, 2015 are as follows:

2015	$750,000
2016	3,000,000
2017	3,000,000
2018	3,000,000
2019	48,000,000

Total	$57,750,000

As of September 30, 2015 and December 31, 2014, loan fees of $1,666,656 of $1,884,492, respectively, are included in prepaid expenses and other current assets. Amortization expense related to loan fees for the nine months ended September 30, 2015 and 2014, was $337,836 and $212,753 respectively.

In March 2013, the Company entered into an interest rate swap agreement with Comerica Bank against the variability in future interest payments due on the term loan.  The terms of the swap agreement, effectively converts the variable rate portion of the interest payments due on $13,750,000 of the term loan to a fixed rate of 0.63% through April 2016.  In addition, effective July 2014, the Company entered into an interest rate swap agreement with Comerica Bank against the variability in future interest payments due on the term loan.  The terms of the swap agreement, effectively converts the variable rate portion of the interest payments due on $44,718,750 of the term loan to a fixed rate of 1.16% through July 2017.

For the nine months ended September 30, 2015 and 2014, interest expense amounted to $1,610,287 and $1,488,972, respectively.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

There are no legal proceedings to which the Company is a party that are reasonably expected to be material to the Company’s operations or financial condition.  From time to time, the Company may be involved in other disputes or regulatory inquiries that arise in the ordinary course of business.  The number and significance of these disputes and inquiries may increase as the Company’s business expands.  Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Leases

The Company leases office spaces for its headquarters and other locations under the terms of non-cancelable operating leases expiring on various dates through 2022. These lease agreements contain escalation clauses and provisions for the payment of taxes and operating expenses.

A schedule of the future minimum lease payments required under these non-cancelable operating leases at September 30, 2015 is as follows:

2015	$929,215
2016	3,709,516
2017	3,546,411
2018	3,475,891
2019	1,301,963
Thereafter	2,538,360

Total	$15,501,356

The Company is recognizing the total cost of its operating leases ratably over the lease period. The cumulative difference between rent paid and that expensed is reflected as deferred rent.

Rent expense totaled $2,457,625 and $2,441,065 for the nine month periods ended September 30, 2015 and 2014, respectively.

As of September 30, 2015 and December 31, 2014, the Company had $1,144,514 and $1,299,910, respectively, in outstanding letters of credit to secure its office space leases. The letters of credit are scheduled to mature upon expiration of the leases between 2015 and 2021.

In December 2014, the Company determined that additional leased space taken in February 2014 has no future economic benefit as well as being commercially available and is actively seeking a sub-lessee. The Company has not entered into an agreement with a sub-lessee. In accordance with ASC 420-10 the Company recorded a cease use lease liability of $1,587,768 at December 31, 2014 representing an estimate of the amount of discounted future net cash flows relating to this new lease.  At September 30, 2015, a cease use liability of $1,176,288 is included in other current and other long term liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - STOCKHOLDERS' EQUITY (DEFICIT)

Common stock

The voting, dividend and liquidation rights of common stockholders are subject to, and qualified by, the rights of preferred stockholders. Common stockholders are entitled to one vote for each share of common stock held on all matters brought before the stockholders. The common stockholders are entitled to receive dividends when, and if, declared by the Board of Directors, and subject to preferential dividend rights of preferred stockholders. Upon dissolution or liquidation of the Company, common stockholders will be entitled to receive all assets of the Company available for distribution to stockholders, subject to preferential rights of preferred stockholders.

Series A Preferred Stock

The holders of Series A Preferred have the following rights and preferences:

Voting

Each holder of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A Preferred could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the common stock. The Series A Preferred Stock shall vote together with all other classes and series of stock of the Company (including the common stock) as a single class on all actions to be taken by the Company’s stockholders.

So long as any shares of the Series A Preferred remain outstanding, the holders of the Series A Preferred shall have the exclusive right, voting as a separate class, to elect, and to remove and replace after such election, five individuals to serve on the Company’s Board of Directors.

Conversion

Each share of Series A Preferred is convertible at any time, at the option of the holder, into such number of fully-paid shares of common stock determined by dividing the original issue price of $1.2725 for the Series A Preferred by the conversion price of $1.2726 for the Series A Preferred. The Series A Preferred shall automatically convert into common stock at the then effective conversion rate for such shares upon the earlier of (a) immediately prior to the closing of the sale of shares of common stock to the public at a price of a least $5.09 per share in a firm commitment under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of proceeds, net of all underwriting discount and commissions, to the Company, or (b) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred, voting separately as a single class.

Dividends

Holders of the Series A Preferred are entitled to receive cumulative dividends at the rate of 8% per share per annum, payable when and as declared by the Board of Directors. Declared and unpaid dividends on the Series A Preferred shall be payable upon liquidation of the Company, conversion or redemption.

As of September 30, 2015 and December 31, 2014, cumulative undeclared cash dividends on Series A Preferred totaled $15,681,753 and $12,115,577.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - STOCKHOLDERS' EQUITY (DEFICIT) (CONT.)

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred shall be entitled to receive an amount in cash equal to the sum of (a) the liquidation preference specified for each share of Series A Preferred and (b) all declared and unpaid dividends (if any) on such share of Series A Preferred.  Assets available for distribution to the Company’s stockholders shall be paid to Series A Preferred prior to any payment made to the holders of common stock or any other class or series of stock ranking on liquidation junior to Series A Preferred.

If assets of the Company is insufficient to make payments in full to all holders of Series A Preferred of the preference amount, then such assets shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full.

Redemption

At any time on or after March 19, 2013, the holders of a majority of the then outstanding Series A Preferred, voting separately as a single class, may require the Company to redeem all of the outstanding shares of Series A Preferred.  If a Redemption Request is made, the redemption will occur, subject to funds that are legally available, in two equal annual installments (each, a “Redemption Date”), with the first installment occurring within 120 days of the Redemption Request.  The Company shall redeem the shares of Series A Preferred by paying in cash an amount per share equal to the redemption price for such share of Series A Preferred plus any accrued but unpaid dividend.  If the Company does not have sufficient funds legally available to redeem on any Redemption Date, a pro rata portion shall be redeemed based on the amounts that are legally available, and the Company shall redeem the remaining amounts as soon as practicable.

Stock Options

On September 28, 2011, the Board of Directors adopted and the stockholders approved the Amended and Restated 2008 Equity Incentive Plan (as amended and restated, the “Plan”). The Plan authorizes the granting of stock options and restricted stock to provide incentives to its employees, directors, and officers. The maximum number of shares of stock reserved and available for issuance under the Plan shall be 12,394,850 shares at December 31, 2014. On February 11, 2015, the Board of Directors amended and restated the Plan to increase the maximum number of shares of stock reserved and available for issuance to 12,894,850.

At September 30, 2015, there were 1,274,146 shares of stock available for future grant under the Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted average assumptions noted in the following grants table:

	For the Nine Months Ended September 30,
	2015	2014

Expected Volatility	43.00%	48.00%
Expected Dividends	-	-
Expected Term (in Years)	5.5	5.5
Risk-free Interest Rate	1.30%	1.30%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - STOCKHOLDERS' EQUITY (DEFICIT) (CONT.)

Calculating stock-based compensation requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility.  The Company estimates the volatility of the common stock on the date of grant based on the historic volatility of comparable companies in the industry. The Company estimates the expected life of stock options granted based on the simplified method, which the Company believes, is representative of future behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Compensation costs associated with the stock options is classified in each of the expense categories as follows:

	Nine Months Ended September 30,
	2015	2014

General and Administrative	$1,058,347	$767,966
Research and Development	172,044	148,152
Sales and Marketing	397,781	907,775
	$1,628,172	$1,823,893

The following is a summary of option activity for the nine months ended September 30, 2015:

	Total Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)

Outstanding at January 1, 2015	10,563,793	$4.43

Granted	201,762	2.86
Exercised	(93,702)	1.73
Forfeited	(528,678)	1.70

Outstanding at September 30, 2015	10,143,175	$4.53	5.25
Exercisable at September 30, 2015	7,591,557	$5.08	4.08

At September 30, 2015, there were 7,591,557 vested and exercisable options with a weighted average exercise price of $5.08 and a weighted average remaining contractual term of 4.08 years. The weighted-average grant date fair value of options issued during the nine months ended September 30, 2015 and 2014 was $2.86.

Option Modification

The Company paid payroll taxes on behalf of the employee of $81,331 in exchange for a reduction of 28,438 of the employee’s outstanding options.  The Company issued 43,302 shares of common stock upon exercise of these options.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS

On November 30, 2015, the Company was acquired by Perion Network Ltd. (“Perion”) for a total purchase price of $133,100,000, comprised of $89,100,000 paid in cash, $16,000,000 retained as a holdback to cover potential claims until May 31, 2017, $3,000,000 which will be paid in installments over the period ending September 2017, an amount of $20,000,000 deferred consideration payment, bearing interest, due in November 2020, and working capital adjustments in the amount of $4,800,000 which will be paid in 2016. Concurrently with the closing the Company's term loan with an outstanding principal balance of $57,000,000 was repaid and the Company entered into a new credit agreement with the existing Undertone lenders for $50,000,000.  The new credit agreement expires on November 29, 2019, interest on the agreement is at LIBOR plus 5.50% or the prime rate plus 4.50%, and is collateralized by substantially all of the Company’s assets.  At November 30, 2015, $50,000,000 was outstanding under the new credit facility.

Scheduled principal payments on the new credit agreement are as follows:

2016	$2,500,000
2017	3,750,000
2018	5,000,000
2019	38,750,000

Total	$50,000,000

On March 4, 2016, The Company entered into an amendment to the secured credit agreement. The amendment to the credit agreement adds a $10,000,000 revolving loan facility (which includes a $3,000,000 swing line loan commitment and $3,000,000 letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of the Company’s undertaking and covenants, and increases its ability to invest in some of its subsidiaries.

The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion's indemnification rights under the acquisition agreement.

Following the closing of the acquisition, Corey Ferengul, CEO of Undertone, joined Perion's executive management team. In addition, Robert Schwartz, the Vice President of Business Development of Undertone, became Perion’s Chief Strategy Officer, in place of Michael Waxman-Lenz, who became the Chief Financial Officer of the Company.

Subsequent events have been evaluated through March 24, 2016, which is the date the consolidated financial statements were issued.